UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Fugitive Media Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

March 27, 2018

Physical Address of Issuer:

9316 Gregory Way, Beverly Hills, CA 90212, United States

Website of Issuer:

https://frequencymachine.com

Is there a Co-Issuer? ___ ***Yes*** _X_ ***No***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

October 12, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2 full-time employees.

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$458,516	$256,205
Cash & Cash Equivalents	$458,516	$253,662
Accounts Receivable	$0	$0
Short-term Debt	$145	$768
Long-term Debt	$116,787	$110,787
Revenues/Sales	$55,401	$182,968
Cost of Goods Sold	$84,600	$177,684
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(203,066)	$(103,864)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 24, 2022

Fugitive Media Inc.

FREQUENCY MACHINE

Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Fugitive Media Inc., conducting business as Frequency Machine ("**Frequency Machine,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 12, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$250,000	$15,000	$235,000
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative

Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://frequencymachine.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/Frequency-Machine

The date of this Form C is May 24, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Fugitive Media Inc., conducting business as Frequency Machine, is a premium podcast production company creating narrative and travel podcasts. The products are monetized through advertising, direct work-for-hire projects, and sales of intellectual property. The Company is currently building an app to further expand travel content and services. The Company was incorporated in California as a corporation on March 27, 2018.

The Company is located at 9316 Gregory Way, Beverly Hills, CA 90212, United States.

The Company's website is https://frequencymachine.com.

The Company is headquartered and qualified to conduct business in California. The Company also sells its products and services through the Internet and throughout the United States and internationally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/Frequency-Machine, (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$250,000+
Offering Deadline	October 12, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 31.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected in 2020 and 2021 related to the COVID-19 crisis. Travel restrictions and prohibitions caused a significant decline in the travel industry. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation

to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information

over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the

Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

If we fail to retain existing podcast users or add new users, or if our podcast users decrease their level of engagement with our products, our revenue, financial results, and business may be significantly harmed.

The size of our podcast user base and our users' level of engagement are critical to our success. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining, and engaging active users of our products. If people do not perceive our products to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active user base or engagement levels. Our user engagement patterns have changed over time, and user engagement can be difficult to measure, particularly as we introduce new and different products and services.

Fluctuations in the travel industry could impact demand for our travel podcasts and products.

Changes in user travel patterns could impact demand for our travel podcasts and products. Although we believe that users will still subscribe for our podcasts and products during periods of reduced travel, we still could experience reduced demand for our podcasts or products or could experience slower growth prospects. If this were to occur, it could have an adverse effect on our growth, financial performance and success.

If our podcasts are no longer accessible on their current platforms, or we are unable to add our podcasts to other platforms, our revenue, financial results and business may be significantly harmed.

Our podcasts are available through the Apple Podcasts and Spotify platforms, and among other popular podcast platforms. Our ability to continue providing our podcasts to these platforms depends on maintaining and managing our relationships. Additionally, adding our podcasts to other travel platforms will be dependent on building and growing relationships to obtain access to such platforms. If our podcasts were no longer accessible on our current platforms, or we are unable to add our podcasts to other popular platforms, it could have a significant impact to our revenue, financial results and business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in “testing the waters” permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission’s EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company’s management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company’s determination of an Investor’s sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company’s determination of the Investor’s sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company’s determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company’s determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Fugitive Media Inc., conducting business as Frequency Machine ("Frequency Machine"), is a company that creates premium, immersive narrative podcasts and travel podcasts. Every Frequency Machine project is a deep dive into a story – sometimes it is a true story or sometimes it is a work of fiction. Our podcasts are monetized with advertising, paid for by clients or supported by listeners via subscription. We also license our podcast intellectual property to movie and television studios, for development in those mediums. Additionally, we are building a mobile app for the travel market, including travel podcasts and a concierge service, which will be monetized via subscription.

Business Plan

The Company plans to significantly expand its business by primarily investing in technology and development, and through increasing sales and marketing. The Company aims to achieve profitability in mid-2023. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Frequency Machine Podcasts	Limited series podcasts including titles: Chicano Squad, Passport, and In The Gap.	Direct to consumer, advertising revenue and branded client, core audience is 25-55 yrs. old podcast listeners. Our consumer is 80% American and 20% international.
FM Travel	Mobile travel app including podcast guides and a two-sided market connecting travelers with locals who can answer questions.	Direct to consumers, ages 25-55 yrs. old, travelers and podcast listeners.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

In particular, our main Podcast competitors fall into three main categories, the narrative space, travel space, and travel apps.

Our main competitors in the narrative space include: (i) Vox, which is a podcast that helps you understand the world, from catching up on the most important news stories of the day to grappling with important discussions between deep thinkers to sparking curiosity about scientific mysteries; (ii) Pineapple Street, which produces inventive, award-winning original podcasts, such as multi-episode narratives, investigative journalism, branded series and talk shows; and (iii) Cadence 13, which is a leading podcast studio dedicated to premium storytelling and production.

Our main competitors in the travel space include independent creators, one of which is Rick Steves, who is America's leading authority on travel to Europe and beyond, and who hosts a weekly one-hour conversation with guest experts and callers about travel, culture, people, and things we find around the world that give life its extra sparkle.

Our main competitors in the travel apps space include information sourcing platforms such as: (i) TripAdvisor, which is an American online travel company that operates a website and mobile app with user-generated content, and a comparison shopping website offering online hotel reservations and bookings for transportation, lodging, travel experiences, and restaurants; (ii) TripScout, which is an app that provides a portal for visual discovery by featuring the best articles and videos from top publishers and local influencers for each destination, and allows travelers to turn their inspiration into action as every restaurant, café, shop, or site featured within the content is mapped to one of Tripscout's 100 constantly updated points of interest; (iii) Welcome, which is a series focusing on the difficult work of relationships between colonized, colonizer, and the many in-between categories in three different contexts:

Australia, Papua New Guinea and Kenya, telling stories from work as academic researchers, stories about real people in real places; and (iv) Culture Trip, which is a popular millennial and Gen Z-focused travel media brand which has launched its first-ever original podcast series.

Customer Base

The core customer base for our Podcasts and FM Travel is Americans, ages 25-55, who are upwardly mobile, with an income generally greater than $75K. The majority of this demographic values travel and prefer authentic cultural experiences, adventure and unique access. The Company also works with brand clients such as Nike, Audible, and Headspace to produce branded audio products, like In The Gap, which is an original podcast for Audible.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6173736	"FREQUENCY MACHINE"	Standard Character Mark	March 17, 2020	October 13, 2020	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://frequencymachine.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Production & Development (1)	70%	$17,500	70%	$749,000
Sales and Marketing (2)	16%	$4,000	16%	$171,200
Operations	8%	$2,000	8%	$85,600
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) We will invest a significant amount of the proceeds raised in the Offering in production and development. We will primarily use the funds for producing audio and supporting content, developing and building an app and to open a studio for content production in Barcelona, Spain.

(2) We will use a portion of the proceeds for sales and marketing efforts, focusing on Podcasts and social media, and public relations.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Stacey Book	Chief Executive Officer, Co-Founder and Director	CEO and Co-Founder of Fugitive Media Inc., 2018 – Present Responsible for sales, operations, and general CEO responsibilities Head of Content of Detour.com, 2017 – 2018 Responsible for overseeing content strategy, production, roadmap and development, and operations Executive Producer, Detour.com, 2016 – 2017 Responsible for overseeing global content strategy and operations. President of Mac & Me Productions, 2010 – 2017 Responsible for development and sales. Executive Producer, Ryan Seacrest Productions 2013 - 2016 Responsible for content production and development.	New York University, B.F.A., Film and Television, 2002
Dominique Ferrari	Chief Content Officer, Co-Founder, Director	CCO and Co-Founder of Fugitive Media Inc., 2018 – Present Responsible for content development Writer and Producer for Detour.com, 2016 – 2018 Responsible for writing, research, interviews, and managing associate producers Writer for Odd Bird Inc., 2012 – 2018 Responsible for screenwriting Casting Producer, Various shows including The Amazing Race, Survivor, Catfish, 2004 – 2019	American University, B.A., Communications and Media Studies, 2003

		Responsible for casting, managing the logistics of the casting department, and overseeing the contestants during all phases of the show	
Avi Glijansky	Chief Product Officer, Co-Founder, Director	CPO and Co-Founder of Fugitive Media Inc., 2018 – Present Responsible for overseeing development of content, managing production and operations Writer, Director, Producer of Highway 9 Pictures, 2009 – Present Responsible for creating shorts, web series and branded content Executive Producer at Detour, 2016-2018 Responsible for overseeing development and production of US based content.	New York University, B.F.A., Film and Television, 2003
Joshua Book	Head of Product	Head of Product of Fugitive Media Inc., 2021 – Present Responsible for general assembly, web development and immersive Engineering Manager/Senior Manager, Def Method, 2018 - 2021 Responsible for lead engineer on various projects Lead Engineer, Facebook, 2021 Responsible for various infrastructure and web design tools Lead Engineer, Pager, 2017 - 2018 Responsible for various projects	New York University, B.F.A., Film and Television, 2005
Neil Innes	Head of Global Audio	Head of Global Audio of Fugitive Media Inc., 2019 – Present Responsible for heading development and production for Travel division Executive Producer, Passport Podcast, 2019 - Present Responsible for creative direction and management	West Coast University, Advanced Diploma, Film and Multimedia, 2002

		Executive Producer, Detour (Barcelona), 2016 - 2017 Responsible for Barcelona content production and development Head of Creative, Icon International, 2014 - 2019 Responsible for leading editorial and development	

Biographical Information

Stacey Book: Stacey is the Chief Executive Officer and Co-Founder of the Company. She is a former television executive with Ryan Seacrest, and has worked on projects for Fox, CBS, and other major networks. As the Head of Content for Detour, Stacey oversaw the scaling of content globally. She previously worked in documentary films, including on projects for Martin Scorsese.

Dominique Ferrari: Dominique is the Chief Content Officer and Co-Founder of the Company. She is a Hollywood Black List screenwriter, with scripts sold to feature film and television production companies. Dominique has a background casting network television, and was on the ground producing and developing the Detour app.

Avi Glijansky: Avi is the Chief Product Officer and Co-Founder of the Company. He comes from the world of independent films, having been a development and production executive responsible for financing and overseeing productions. Avi oversaw US content production for Detour along with engineering operations connected to development of the app and authoring tool.

Joshua Book: Joshua is Head of Product for the Company. He has nearly a decade of experience in tech doing consulting work as a software engineer, design sprint facilitator, and product manager, working with clients such as Walmart, Casper, and Facebook. Prior to his work in the tech field, Joshua spent a decade working in film and television production. Joshua also has extensive experience traveling, having spent roughly half a year in various locations within Latin America.

Neil Innes: Neil is Head of Global Audio for the Company. He has over 20 years of experience producing and developing television and film, and previously headed production in Spain for Detour. Neil is the host and executive producer of the Company's critically acclaimed Passport podcast and is responsible for the creative direction and global production of Cerca audio products.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

On February 17, 2022, the Company authorized an increase to its authorized capital stock to 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). Previously, 1,000,000 shares of Common Stock were authorized. Additionally, on March 14, 2022, the Company established the 2022 Equity Incentive Plan for which 1,000,000 shares are authorized for issuance thereunder. At the closing of this Offering, assuming only the Target Offering Amount is sold, 1,200,000 shares of Common Stock will be issued and outstanding. Additionally, the Company has 85,000 options issued and outstanding and 915,000 options available for issuance under the 2022 Equity Incentive Plan as of the date hereof.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	1,200,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	81.39%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	85,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.77%

Type of security	Convertible Note
Amount Outstanding	$100,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Automatic conversion upon qualified financing exceeding the sale of $3 million in preferred stock at 85% of the offering price; 2. Change of control valuation cap of $2 million. 3. Matures upon the occurrence of a qualified financing
Interest Rate	6%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.36%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$350,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	1. Valuation cap of $2,500,000 2. Discount of 15% 3. Pro-rata rights in subsequent equity financing
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.20%

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$400,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	1. Valuation cap of $20,000,000 2. Discount of 15% 3. Pro-rata rights in subsequent equity financing
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.05%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Loans from Chief Executive Officer
Amount Outstanding	$1,287
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Stacey Book	480,000 shares of Common Stock	40.00%
Dominique Ferrari	360,000 shares of Common Stock	30.00%
Avi Glijansky	360,000 shares of Common Stock	30.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Fugitive Media Inc., conducting business as Frequency Machine (the "**Company**"), was incorporated on March 27, 2018 under the laws of the State of California. The Company is headquartered in Beverly Hills, CA.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of April 30, 2022, the Company had an aggregate of $332,365 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Note	$100,000	1	Production & Development	May 12, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$350,000	2	Production & Development	June 27, 2019; September 3, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$400,000	3	Production & Development/ Sales and Marketing	October 21, 2021; October 22, 2021; October 27, 2021	Section 4(a)(2)
Sale of Common Stock to Shareholders	$60	600,000	N/A	March 14, 2022	Section 4(a)(2)
Option to Purchase Common Stock	$0	85,000	N/A	May 1, 2022	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) Stacey Book, the Company's Chief Executive Officer and Co-Founder, advanced certain administrative and travel costs related to the launch of the Company in 2018, totaling in the aggregate $1,287. These advances have been classified as loans and bear no interest and have no maturity date.

    See the section titled "*Outstanding Debt*" for more information regarding these loans.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by October 12, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $600,000 by offering to sell up to $600,000 in SAFEs (Simple Agreement for Future Equity) to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering. The terms of the SAFEs in the Concurrent Offering will be different than the terms of the Crowd SAFE in this Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $250,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with an Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed as of the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $20,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $20,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares

of the Company’s capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the “**Cash-Out Investors**”) in full, then all of the Company’s available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

“**Change of Control**” as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

“**IPO**” means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the Company’s initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company’s board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company’s most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company’s available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company’s board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company’s board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company is a party to a certain Amended and Restated Shareholders Agreement, dated as of March 14, 2022 (the "Shareholders Agreement"), under which the Company and its Common Stock holders, agreed to, among other things (i) restrictions on transfers; (ii) right of first refusal for transfers by shareholders, (iii) tag-along provisions; (iv) votes in favor of an approved sale of the Company; (v) the size and composition of the Company's board of directors, including designated board seats; and (vi) matters requiring director approval.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Stacey Book
(Signature)

Stacey Book
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Stacey Book
(Signature)

Stacey Book
(Name)

Director
(Title)

May 24, 2022
(Date)

/s/Dominique Ferrari
(Signature)

Dominique Ferrari
(Name)

Director
(Title)

May 24, 2022
(Date)

/s/Avi Glijansky

(Signature)

Avi Glijansky

(Name)

Director

(Title)

May 24, 2022

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

FUGITIVE MEDIA INC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Fugitive Media Inc
Los Angeles, California

We have reviewed the accompanying financial statements of Fugitive Media Inc, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Fugitive Media Inc and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
May 6, 2022

FUGITIVE MEDIA INC
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 458,516
TOTAL CURRENT ASSETS	458,516
PROPERTY AND EQUIPMENT	
Property and equipment, net	-
TOTAL ASSETS	$ 458,516

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 145
TOTAL CURRENT LIABILITIES	145
LONG-TERM LIABILITIES	
Due to officers	1,287
Convertible note	115,500
TOTAL LONG-TERM LIABILITIES	116,787
TOTAL LIABILITIES	116,932
SHAREHOLDERS' EQUITY	
Common stock, see note 6	60
Additional paid-in capital	4,940
SAFE obligations	750,000
Accumulated deficit	(413,416)
TOTAL SHAREHOLDERS' EQUITY	341,584
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 458,516

See independent accountant's review report and accompanying notes to financial statements.

FUGITIVE MEDIA INC
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	55,401
COST OF GOODS SOLD		84,600
GROSS PROFIT		(29,199)
OPERATING EXPENSES		
General and administrative		52,106
Payroll expense		88,492
Professional fees		26,063
Sales and marketing		1,206
TOTAL OPERATING EXPENSES		167,867
NET OPERATING LOSS		(197,066)
OTHER INCOME/(EXPENSES)		
Interest expense		(6,000)
TOTAL OTHER INCOME/(EXPENSES)		(6,000)
NET LOSS	$	(203,066)

See independent accountant's review report and accompanying notes to financial statements.

FUGITIVE MEDIA INC
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Common Stock					
	Shares	Amount	Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
ENDING BALANCE, DECEMBER 31, 2020	600,000	$ 60	$ 4,940	$ 350,000	$ (210,350)	$ 144,650
Issuance of SAFE obligations	-	-	-	400,000	-	$ 400,000
Net loss	-	-	-	-	(203,066)	$ (203,066)
ENDING BALANCE, DECEMBER 31, 2021	**600,000**	**$ 60**	**$ 4,940**	**$ 750,000**	**$ (413,416)**	**$ 341,584**

See independent accountant's review report and accompanying notes to financial statements.

FUGITIVE MEDIA INC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (203,066)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	2,543
Increase (decrease) in liabilities:	
Accounts payable	(623)
Accrued interest on convertible note	6,000
CASH USED FOR OPERATING ACTIVITIES	(195,146)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of SAFE obligations	400,000
CASH PROVIDED BY FINANCING ACTIVITIES	400,000
NET INCREASE IN CASH	204,854
CASH AT BEGINNING OF YEAR	253,662
CASH AT END OF YEAR	$ 458,516
CASH PAID DURING THE YEAR FOR:	
INTEREST	$ -
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company

Fugitive Media Inc (the "Company") was incorporated in the State of California on March 27, 2018. The Company specializes in offering a premium podcast production company creating narrative and travel podcasts. The products are monetized through advertising, direct work-for-hire projects, and sales of IP. The Company is currently building an app to further expand travel content and services.

Going Concern

Since Inception, the Company has relied on funds from officers, convertible notes, and SAFE obligations issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year

The Company operates on a December 31st year-end.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective September 8, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues from fees for services which are invoiced according to the terms of each contract with each customer accounts paid within 30 days. Additionally, the Company generates revenue as a percentage of advertising sales to users on its sales platform. The Company's payments are generally collected upfront. For the year ending December 31, 2021, the Company recognized $55,401 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1. Summary of Significant Accounting Policies (continued)

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:	
Office Equipment	$ 7,630
	7,630
Less: Accumulated depreciation	(7,630)
Total	$ -

4. Convertible Notes

The Company has issued a single promissory note. In 2019, one convertible promissory note was issued for a total of $100,000 with a 6% APR and a maturity date in 2022.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $3,000,000, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 85% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 2,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 2,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

5. Due to Officers

At December 31, 2021, amounts due from officers amounted to $1,287 and were received for various administrative and travel costs during the launch of the Company. The loans bear no interest and have no maturity date. Management does not intend to repay the amounts within the next year.

6. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, 600,000 shares have been issued and are outstanding.

6. Equity (continued)

SAFE Obligations
On June 27, 2019 and September 3, 2019, the Company issued two Simple Agreements for Future Equity ("SAFEs") for $100,000 and $250,000, respectively. During 2021, the Company issued four additional SAFEs totaling $400,000. The agreement state if there is an equity financing before the termination of this SAFE, on the initial closing of an equity financing, this SAFE will automatically convert into the number of shares of preferred stock equal to the purchase amount divided by the conversion price which is (1) the SAFE price or (2) the discount price, whichever calculation results in a greater number of shares of preferred stock. The agreement states a post-money valuation cap of $2,500,000- $20,000,000 with an 85% discount rate.

7. Going Concern

These financial statements are prepared on a going concern basis. The Company registered on March 27, 2018 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8. Subsequent Events

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Common Stock
On February 17, 2022, the Company authorized an increase to its authorized capital stock to 10,000,000 shares of common stock, par value $0.0001 per share (the "Common Stock"). Previously, 1,000,000 shares of Common Stock were authorized. Par value of $0.0001 was also established for the Common Stock.

On March 14, 2022, the Company issued an additional 600,000 shares of Common Stock to its founders for $0.0001 per share.

2022 Equity Incentive Plan
On March 14, 2022, the Company established the 2022 Equity Incentive Plan for which 1,000,000 shares are authorized for issuance thereunder.

The Company issued two option grants for a total of 85,000 options with exercise price per share of $0.0001.

8. Subsequent Events (continued)

Managements Evaluation

The Company has evaluated subsequent events through May 6, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Republic

Company Name	Frequency Machine
Logo	
Headline	A travel app for podcast guides and personal advice from local experts
Slides	 Love the world you live in. We'll help you explore it.
Tags	Coming Soon, Experiences, Crowd SAFE, Companies

Pitch text

Summary

- Venture capital funded, led by Backstage Capital
- Introducing the Cerca travel app from Frequency Machine
- Travel podcasts & on-demand connection to local experts
- Cerca lets you plan the perfect trip & get your questions answered
- Founded by TV/film execs & creators who scaled the Detour travel app
- Creators of podcasts sold to TV with partners Warner Bros & 20th Century
- Other partners: Vox Media, Audible, Headspace, Samira Wiley, Jodie Foster

Problem

Planning the perfect trip,

filled with authentic experiences just right for you,

is hard to do.


THE
PROBLEM

- The average person spends 53 days visiting at least 28 different websites in order to plan a trip.
- 75% of travelers reported feeling "information overload" leading to an inability to filter the noise.

After conducting dozens of customer interviews we discovered that most people first try to find someone they know in the place they are planning to visit. They are looking for someone they can trust.


80%
60%
40%
20%
0%
Guidebooks
Instagram
Booking Sites
Personal Connection
Blogs

80% of travelers look for a personal connection to the place they want to go... but most people don't find that friend-of-a-friend to give them advice.

Solution


We're putting the world's best travel guide on your phone.

—

Purpose-built podcasts and an on demand concierge service all in one bespoke app.

We're giving you a friend, everywhere you want to go.

—


Welcome to CERCA.

One Subscription Unlocks the World


CERCA Guides
Podcasts that take you places and tell you all the essentials.
CERCA Concierge
Personalized advice, on the ground info, and insight. Anytime, anywhere.

Product

What's inside Cerca?

CERCA Podcast Guides

Cerca podcasts are available wherever you get podcasts. The Cerca App is available to download in the App Store, where you can get maps, notes, bonus


CERCA
GUIDES

episodes and extra features.

Coming soon: Guides to Barcelona, Hawaii, Iceland, London, Los Angeles, Mexico... Our guides will cover the world.

Click to Listen!


LOS
ANGELES
~
DARK CITY
FISH & CHIPS
LONDON
~
EAT HERE
BARCELONA
~
START
HERE

CERCA Concierge


CERCA
CONCIERGE

A **subscription** grants access to the Cerca Concierge. Real answers from real locals.

We're giving you a friend to ask, anywhere in the world.

How the Cerca Concierge works

Travelers:

Ask all the questions, get advice you can trust, and become the hero of your family vacation.


CERCA
London : CONCIERGE
Harry
31, Marketer, DJ
Harry grew up near by in Reading before moving to London at 18. He considers it the best city on the planet and is passionate about music and bitter British beers.
ASK HARRY
Alyssa
24, Non-profit, Dreamer
Alyssa has been living in or around London her whole life. She's traveled all over Europe but still considers London the best of the best. She loves music and partying and art.
ASK ALYSSA
Derek
25, Designer, Futballer
Derek grew up around Wembly and been living in London his whole life. He is passionate about fashion, design, and all things cool.
ASK DEREK
Jason
28, Finance, Racecar-driver
Jason moved to London 10 years ago and considers it his home now. Jason loves all things wheels, bikes, skateboarding, and driving.
ASK JASON
Nadia
31, Engineer, Dancer
Nadia has been living in London for 8 years. She loves to dance and eat great food from different cultures.
ASK NADIA

Experts:

Locals and tourism gig workers. Apply your expertise, earn money, and unlock your inner Travel Guru.

Traction

5.5% WoW growth PLUS content IP deals with top studios

Our podcasts feature top talent...



Samira Wiley | Jodie Foster | Chanan Tigay | Shan Boodram | Cristela Alonzo

And premier partners...


VOXMEDIA
audible
20th CENTURY STUDIOS
A division of The Walt Disney Company
headspace
WARNER BROS. PICTURES
WB

We've produced critically acclaimed Travel shows...


PASSPORT

—

Travel Pilot Podcast

A premium narrative travel series

—

- Hit #1 on the Apple Podcast Places and Travel chart.
- Average 5.5% WoW growth.
- Passport is a premium, narrative travel series, launched in May, 2020. We discovered that even though no one could travel, people were still eager to explore.
- Featured in **The Guardian, The Washington Post, Afar, National Geographic, Politico, and more...**

Passport fuses radio-style reportage with sweep-you-away storytelling.

The Washington Post

An audio series about, yes, travel, but also about being human in this strange and beautiful world.

AFAR

Built on the principle that good journalism should operate as a passport, Neil and Andrés open up fascinating worlds for listeners.

The Guardian

Business Model

How we capture users

Apple Podcasts and Spotify platforms

Cerca podcast guides will be available on the most popular podcast platforms, where there is a void of useful travel podcasts. Meet users where they are and build a relationship. Nothing gains trust faster than premium audio.*


CERCA

**Intent to purchase is higher among podcast listeners than other advertising formats. ~ Nielsen Digital Media Lab © 2021*

Cerca App


Barcelona
Barcelona: Start Here
Everything you need to know to get yourself acclimated in one of the most vibrant and exciting cities on earth.
PLAY PODCAST
Eat Here
Sangria? Bravas? Paella? Su re. But not exactly. This is a culinary odyssey through the low down, the high class,...
PLAY PODCAST
Drive Here: The Costa Brava
It's barely 130 miles long but the Costa Brava is wild. The clue's in the name.
BARCELONA
EAT HERE
0:00
-41:29
CHAPTERS
MAP
LIST
ASK A LOCAL
New London Theatre
COVENT GARDEN
Savoy Hotel
ST JAMES'S
The Ritz London
The Royal Society
London Eye
Buckingham Palace
Palace of Westminster
Victoria St
VICTORIA
Garden Museum
Victoria Park Plaza Hotel
0:00
-59:35
CHAPTERS
MAP
LIST
ASK A LOCAL

Listeners sold on the widely available podcasts will be easily converted from these platforms with incentives and additional content: maps, instagram integration, extra podcasts and more. **PLUS the Cerca Concierge.**


$3.99
monthly
1.86M
2% of
US travelers
heading abroad
$89M
ARR
SUBSCRIPTION
US
TRAVELERS
REVENUE

—

Capturing only 2% of American travelers @ 3.99 / month (including churn) = $89M ARR.

—

Market

PODCAST listeners are a massive customer base...

As of 2021: 56% of Americans 12–34 listen to podcasts monthly

- Podcast listening has grown **29.5% in 3 years**
- There are **109 million** monthly podcast listeners in America (there are 69 million Netflix subscribers)
- Podcast listeners are **younger** and **more affluent** than the average American demographic

The global podcast advertising market is projected to grow at a CAGR of 27.5%:


2027
2021
60.5
BILLION
14.25
BILLION

As if that weren't enough...

US Travelers are an even BIGGER market.

Americans took approximately **93 MILLION trips** in 2019 (pre-COVID)... those were only the *international* trips.

- And spent $156.3 Billion on travel abroad.
- To plan these trips they needed help. For example, in 2019 Trip Advisor alone took in $1.56 Billion in revenue.

Cerca is poised to capitalize on both of these market segments.

Competition

Info like *Trip Advisor*, plus content like *Travel and Leisure*, plus audio guides like no one else. All in one app.


WHY WE'RE
BETTER
~
TRUST

QUALITY + PERSONAL TOUCH = TRUST


PREMIUM QUALITY
LOWER QUALITY
GENERAL
INFORMATION
PERSONAL
INFORMATION
lonely planet
TRAVEL+
LEISURE
CERCA
INSIGHT
GUIDES
Fodor's
Travel
TRAVEL
WITH
Rick Steves
airbnb
reco
from Tripadvisor
wanderlog
viator
YouTube
Tours+Travel
Tripadvisor

TRUST = $$$

We've conducted dozens of customer interviews about travel planning and the discovery experience around travel.

Here's a breakdown of the Customer Journey:

What happens when you search the internet:

- I don't know who has posted this review.
- They're not from the place I want to go to.
- Should I really use this information to plan my trip?
- **I don't trust this experience.**

VS

- The information in this podcast is delivered by someone cool, who is from the place I want to go.
- Now I can ask a guide all the questions I want and get answers from someone who really knows what they're talking about.

Funding

We closed our first seed round in 2019, led by Arlan Hamilton and Backstage Capital.

- We used that funding to develop a global content infrastructure and content studio based in Barcelona, which gives us access to talent and resources in Europe. We produced our pilot travel podcast PASSPORT, which exceeded expectations for growth and critical acclaim. Plus, we diversified our content

production, developing and producing premium podcasts with IP sales to film and television.

We opened our second seed round in 2021, to angel investors with experience in the podcast and travel markets.

Vision And Strategy


Love the world you live in.
We'll help you explore it.

Exit Strategy

- Our immersive audio, which differentiates Cerca from every other travel platform...
- PLUS premium content IP, which we've already proven we can convert...
- ADDED to the engaged community we're building around the two-sided Concierge market...

Frequency Machine is the ideal acquisition target for a booking platform that's looking for mobile based content and community. Cerca makes planning and booking an exciting part of travel, rather than a chore you have to do first.

Use of funds

- **$750k:** Operations and app development

- **$250k:** Podcast production
- **$460k:** Design and ancillary content

3 months

- Podcast guides launched in 10 places around the world, both in Cerca App and on RSS.
- 3 new podcast series launched - “Masterclass” for travel
- Cerca Concierge MVP in Los Angeles (~300 users)

6 months

- Cerca Concierge gate removed in Los Angeles
- Concierge launches in Barcelona and London
- 3 new podcast travel masterclasses

12 months

- Cerca Podcast Guides in 10 new places around the world
- 6 new podcast travel masterclasses
- Cerca Concierge available in all cities with Guides

Founders

The Frequency Machine Story


VOXMEDIA
CHICANO SQUAD
audible ORIGINAL
IN THE GAP
BRITTANY PRESSLEY
ONLY FROM audible
AMERICAN HUSTLERS
The F Files
The secret origin of Title IX
hung up
with Shan Boodram

We come from a background as TV and film execs and creators, and in audio we’ve already created several premium podcasts and sold the IP to television, partnering with studios like 20th Century and Warner Brothers. As we look at the potential for our IP we always have an eye on how we can exploit the derivative potential of our content across mediums.

Prior to launching Frequency Machine, we helped build and scale content worldwide for the audio experience travel app, Detour. Detour was an app that

provided location-based podcast tours—like Ken Burns walking you across the Brooklyn Bridge, or an Mi5 spy guiding you through Mayfair in London.

We love travel. As content creators we've spent years studying the travel content market and how travelers consume that content. We are also a team with female and queer founders, so we get that not all travel is created equal. With a conscientious approach travel can drive empathy like almost nothing else. **Empathy can change the world.**

Now, we are going to combine our **premium podcast capability**, our **tech background**, and our **deep insights into travel**. We're going to put the *world's best travel guide on your phone*.



Stacey Book

Stacey was a television executive with Ryan Seacrest, a showrunner, and the Head of Content for Detour.



Avi Glijansky

Avi is an award-winning Writer, Director, and Producer with 15 years experience telling stories on screens, platforms, and media of all shapes and sizes.



Dominique Ferrari

Dominique is a Blacklist screenwriter with 15 years of experience casting the most epic reality competition shows on TV: *The Amazing Race* and *Survivor*.

Team

	Andrés Bartos	Consulting Producer
	Stacey Book	Co-Founder & CEO
	Joshua Book	Head of Product
	Neil Innes	VP Global Audio
	Avi Glijansky	Co-Founder & CPO
	Dominique Ferrari	Co-Founder & CCO
	Jennifer Carr	Supervising Producer and Lead Producer, London
	Gleiser Oliveira	Full Stack Engineer
	Svavar Jonatansson	Lead Producer, Iceland
	Hannah Meltzer	Lead Producer, Paris

	Virginia Vigliar	Lead Producer, Italy
	Dhira Rauch	Lead Producer, New York
	Amela Becirevic	Lead Producer, Costa Rica

Perks

$200	1 year Cerca Gift membership for 4 people
$500	Lifetime Cerca Audio Membership 1 year Cerca Gift membership for 4 people
$1,000	Lifetime Cerca Audio Membership 1 year Gift membership for 4 people Early access to new Guides and features
$10,000	Lifetime Cerca Audio Membership 1 year Gift membership for 4 people Early access to new Guides and features Limited Edition Cerca Swag
$25,000	Lifetime Cerca Audio Membership 1 year Gift membership for 4 people Early access to new Guides and features Limited Edition Cerca Swag Access to regular sessions for new content development and feedback on new podcasts
$50,000	Lifetime Cerca Audio Membership 1 year Gift membership for 4 people Early access to new Guides and features Limited Edition Cerca Swag Access to regular sessions for new content development and feedback on new podcasts Branded Podcast series in your name or a company name

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

FUGITIVE MEDIA INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Fugitive Media Inc., a California corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $20,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount

by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

(ii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company

receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. ***Company Representations***

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument,

and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has

had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the

Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY

BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Beverly Hills, CA. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

FUGITIVE MEDIA INC.
By:
Name: Stacey Book
Title: Chief Executive Officer
Address: 9316 Gregory Way, Beverly Hills, CA 90212, United States
Email: stacey@frequencymachine.com

INVESTOR:
By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Fugitive Media Inc. (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Fugitive Media Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**NOMINEE:** **Republic Investment Services LLC**
By: Name: Date:	By: Name: Youngro Lee, CEO Date:

COMPANY:
Fugitive Media Inc.

By:
Name:
Date:

EXHIBIT D

Video Transcript

FREQUENCY MACHINE
REPUBLIC CAMPAIGN SCRIPT
FINAL

VOICE	PICTURE
Welcome to Cerca from Frequency Machine.	**Beautiful wide aerial Shots.** **Quick cut for each destination.** **Inserts of Iconic monuments.**
My name is Stacey, CEO of Frequency Machine We're launching Cerca because every time we plan a trip somewhere the first thing we do is check to see if we have a friend who lives there. The time we get to spend traveling is incredibly valuable, we're looking for authentic experiences, hidden secrets and the kind of trip that really helps you understand a place. And we thought, what if we could give you that personal advice and make getting it easy and fun? Without making you open a million browser tabs and, let's be honest, never *really* trusting what you see So what if we could give you a friend in everyplace you want to go?	**Stacey** **People traveling.** **Lone person reading.** **Avi** **Lone travellers in many different landscapes and cityscapes.** **Taxi ride through a city.** **Dominique** **People meeting.** **Josh** Stacey **Neil**
So we're building Cerca: the world's best travel guide. And we're putting it on yourphone.	**Headphone traveller.** **London shots.**
[Clips from guides]	**Pub clip from Jen and London Eat**

	Here. **Beautiful food shot.** **Barcelona clip.** **Vermut shot.**
Frequency Machine is a premium podcast studio with a tech pedigree.	**Shots from Jerusalem of me and Dre Recording?**
Before this project, we helped build, scale and sell one of the most engaging travel apps ever created... an audio experience app called Detour.	**Any way we can use an insert of Detour promo?** **https://www.youtube.com/channel/UCbdhd70pafqpNNAZ-iRtJqQ**
We've also spent years producing film and television - shows like The Amazing Race where we created entertainment that brought the world of travel into your living room.	**3 quick shots of the Amazing Race?** **If not… loads of huge traveller moments from ArtGrid.**
Now we produce podcasts at the highest level with the best talent...	**Jodie Foster** **Cristela Alonzo** **Samira Wiley**
With Cerca we're combining our unfair advantage - our content producing skills, with our unique travel knowledge, and our background building from the ground up to create an app that takes travel to a whole new level.	
We're building a platform to connect you with people and experts anywhere in the world. Let me show you how this works. To begin, podcast guides that open up a	**Product mock-ups**

place and tell you everything you need to	

know, in a wonderfully entertaining way...	
Add to this, a product we're calling the Cerca Concierge. Where you can ask all your questions and get answers from locals on the ground. Locals who can give you the advice that works for you, not simply answers sourced from a message board or an algorithm.	**Product mock-ups**
We're giving you a friend to ask, anywhere in the world.	
Cerca connects you with resources that you can trust, so you can plan easier, without anxiety that you'll miss out on the best experiences.	
The past couple of years haven't been so great for travel...	
But now the world is ready to explore.	
And there's no more important time to do it...	
Travel allows us to find empathy for all the people who share this planet...	
Empathy can change the world	
Cerca... **Love the world you live in, and we'll help you explore it.**	

EXHIBIT E

Testing the Waters Communications

Republic

Company Name

Frequency Machine

Logo

Headline

A travel app for podcast guides and personal advice from local experts

Slides


Love the world you live in.
We'll help you explore it.

Tags

Travel & hospitality, Coming soon, Startups

Pitch text

Summary

- Venture capital funded, led by Backstage Capital
- Introducing the Cerca travel app from Frequency Machine
- Travel podcasts & on-demand connection to local experts
- Cerca lets you plan the perfect trip & get your questions answered
- Founded by TV/film execs & creators who scaled the Detour travel app
- Creators of podcasts sold to TV with partners Warner Bros & 20th Century
- Other partners: Vox Media, Audible, Headspace, Samira Wiley, Jodie Foster

Problem

Planning the perfect trip,

filled with authentic experiences just right for you,

is hard to do.


THE
PROBLEM

- The average person spends 53 days visiting at least 28 different websites in order to plan a trip.
- 75% of travelers reported feeling “information overload” leading to an inability to filter the noise.

After conducting dozens of customer interviews we discovered that most people first try to find someone they know in the place they are planning to visit. They are looking for someone they can trust.


80%
60%
40%
20%
0%
Guidebooks
Instagram
Booking Sites
Personal Connection
Blogs

80% of travelers look for a personal connection to the place they want to go... but most people don't find that friend-of-a-friend to give them advice.

Solution


We're putting the world's best travel guide on your phone.

—

Purpose-built podcasts and an on demand concierge service all in one bespoke app.

We're giving you a friend, everywhere you want to go.

—


Welcome to CERCA.

One Subscription Unlocks the World





CERCA Guides
Podcasts that take you places and tell you all the essentials.

CERCA Concierge
Personalized advice, on the ground info, and insight. Anytime, anywhere.

Product

What's inside Cerca?

CERCA Podcast Guides

Our podcasts are like a guidebook, but on your phone, entertaining, up-to-date, and immersive. Plan the perfect trip and enjoy the process.


CERCA
GUIDES

Coming soon: Guides to Barcelona, Hawaii, Iceland, London, Los Angeles, Mexico... Our guides will cover the world.

Click to Listen!


LOS
ANGELES
-
DARK CITY


FISH & CHIPS
LONDON
-
EAT HERE


BARCELONA
-
START
HERE

CERCA Concierge


CERCA
CONCIERGE

A **subscription** grants access the Cerca Concierge. Real answers from real locals.

We're giving you a friend to ask, anywhere in the world.

How the Cerca Concierge works

Travelers:

Ask all the questions, get advice you can trust, and become the hero of your family vacation.


CERCA
London : CONCIERGE
Harry
31, Marketer, DJ
Harry grew up near by in Reading before moving to London at 18. He considers it the best city on the planet and is passionate about music and bitter British beers.
ASK HARRY
Alyssa
24, Non-profit, Dreamer
Alyssa has been living in or around London her whole life. She's traveled all over Europe but still considers London the best of the best. She loves music and partying and art.
ASK ALYSSA
Derek
25, Designer, Futballer
Derek grew up around Wembly and been living in London his whole life. He is passionate about fashion, design, and all things cool.
ASK DEREK
Jason
28, Finance, Racecar-driver
Jason moved to London 10 years ago and considers it his home now. Jason loves all things wheels, bikes, skateboarding, and driving.
ASK JASON
Nadia
31, Engineer, Dancer
Nadia has been living in London for 8 years. She loves to dance and eat great food from different cultures.
ASK NADIA

Experts:
Locals and tourism gig workers. Apply your expertise, earn money, and unlock your inner Travel Guru.

Traction

5.5% WoW growth PLUS content IP deals with top studios

Our podcasts feature top talent...



Samira Wiley | Jodie Foster | Chanan Tigay | Shan Boodram | Cristela Alonzo

And premier partners...

VOXMEDIA | audible | 20th Century Studios | headspace | Warner Bros. Pictures

We've produced critically acclaimed Travel shows...


PASSPORT

—

Travel Pilot Podcast

A premium narrative travel series

—

- Hit #1 on the Apple Podcast Places and Travel chart.
- Average 5.5% WoW growth.
- Passport is a premium, narrative travel series, launched in May, 2020. We discovered that even though no one could travel, people were still eager to explore.
- Featured in **The Guardian, The Washington Post, Afar, National Geographic, Politico, and more...**

Passport fuses radio-style reportage with sweep-you-away storytelling.

The Washington Post

An audio series about, yes, travel, but also about being human in this strange and beautiful world.

AFAR

Built on the principle that good journalism should operate as a passport, Neil and Andrés open up fascinating worlds for listeners.

The Guardian

Business Model

How we capture users

Apple Podcasts and Spotify platforms

Cerca podcast guides will be available on the most popular podcast platforms, where there is a void of useful travel podcasts. Meet users where they are and build a relationship. Nothing gains trust faster than premium audio.*



**Intent to purchase is higher among podcast listeners than other advertising formats. ~ Nielsen Digital Media Lab © 2021*

Cerca App


CERCA
Discover
Discover new places and become inspired
CERCA
London
London: Start Here
All the basics you need to hit the ground running in the world's capital city. Primers for art, culture, food, getting around the best spots in London and much more ... Start here!
PLAY PODCAST
Eat Here
How history, war and immigration changed the food scene of this incredible city and how the humble London boozer holds some ...
PLAY PODCAST
The Great Outdoors
Did you know that London is officially classified as a forest? In this episode we take a look at the most British of past times...
PLAY PODCAST
Shop Here
The fashion in swinging London by zipcode. From the hand tailored suits of Saville row to blowing a fortune in Notting Hill,...
CERCA
LONDON
START
HERE
CONCIERGE

Listeners sold on the widely available podcasts will be easily converted from these platforms with incentives and additional content: maps, instagram integration, extra podcasts and more. **PLUS the Cerca Concierge.**


$3.99
monthly
1.86M
2% of
US travelers
heading abroad
$89M
ARR
SUBSCRIPTION
US
TRAVELERS
REVENUE

—

Capturing only 2% of American travelers @ 3.99 / month (including churn) = $89M ARR.

—

Market

PODCAST listeners are a massive customer base...

As of 2021: 56% of Americans 12–34 listen to podcasts monthly

- Podcast listening has grown **29.5% in 3 years**
- There are **80 million** weekly podcast subscribers in America (there are 69 million Netflix subscribers)
- Podcast listeners are **younger** and **more affluent** than the average American demographic

The global podcast advertising market is projected to grow at a CAGR of 27.5%:


2027
60.5
BILLION
2021
14.25
BILLION

As if that weren't enough...

US Travelers are an even BIGGER market.

Americans took approximately **93 MILLION trips** in 2019 (pre-COVID)... those were only the *international* trips.

- And spent $156.3 Billion on travel abroad.
- To plan these trips they needed help. For example, in 2019 Trip Advisor alone took in $1.56 Billion in revenue.

Cerca is poised to capitalize on both of these market segments.

Competition

Info like *Trip Advisor*, plus content like *Travel and Leisure*, plus audio guides like no one else. All in one app.


WHY WE'RE
BETTER
~
TRUST

QUALITY + PERSONAL TOUCH = TRUST


PREMIUM QUALITY
lonely planet
TRAVEL+ LEISURE
CERCA
INSIGHT GUIDES
Fodor's Travel
TRAVEL WITH Rick Steves
airbnb
reco from Tripadvisor
GENERAL INFORMATION
PERSONAL INFORMATION
wanderlog
viator
YouTube
Tours+Travel
Tripadvisor
LOWER QUALITY

TRUST = $$$

We've conducted dozens of customer interviews about travel planning and the discovery experience around travel.

Here's a breakdown of the Customer Journey:

What happens when you search the internet:

- I don't know who has posted this review.
- They're not from the place I want to go to.
- Should I really use this information to plan my trip?
- **I don’t trust this experience.**


CERCA

vs

- The information in this podcast is delivered by someone cool, who is from the place I want to go.
- Now I can ask a guide all the questions I want and get answers from someone who really knows what they’re talking about.

Investors

BACK$TAGE CAPITAL

TechNexus VENTURE COLLABORATIVE

Steadfast

We closed our first seed round in 2019, led by Arlan Hamilton and Backstage Capital.

- We used that funding to develop a global content infrastructure and content studio based in Barcelona, which gives us access to talent and resources in Europe. We produced our pilot travel podcast PASSPORT, which exceeded expectations for growth and critical acclaim. Plus, we diversified our content

production, developing and producing premium podcasts with IP sales to film and television.

We opened our second seed round in 2021, to angel investors with experience in the podcast and travel markets.

Vision


Love the world you live in.
We'll help you explore it.

Exit Strategy


CERCA
+
A successfully differentiated booking site. (ie. Airbnb, Hopper)
=
The entire planning process in one unified package.

- Our immersive audio, which differentiates Cerca from every other travel platform...
- PLUS premium content IP, which we've already proven we can convert...
- ADDED to the engaged community we're building around the two-sided Concierge market...

Frequency Machine is the ideal acquisition target for a booking platform that's looking for mobile based content and community. Cerca makes planning and booking an exciting part of travel, rather than a chore you have to do first.

Use of funds

- **$750k:** Operations and app development
- **$250k:** Podcast production
- **$460k:** Design and ancillary content

Runway: 18 months

3 months

- Launch Los Angeles podcast guide on all platforms
- Launch Cerca Concierge MVP in Los Angeles
    ~300 users

4 months

- Launch Barcelona guide on all podcast platforms
- Launch Cerca Concierge in Los Angeles
    ~5000 users

5 months

- Launch podcast guides for 9 additional markets
- Launch Cerca Concierge in Barcelona

8 months

- Rolling launch of Cerca Concierge in London, New York, Hawaii, Paris, Rome and more.

Founders

The Frequency Machine Story


PASSPORT
VOXMEDIA
CHICANO SQUAD
audible ORIGINAL
IN THE GAP
BRITTANY PRESSLEY
ONLY FROM audible
AMERICAN HUSTLERS
The Consequential Feminist

We come from a background as TV and film execs and creators, and in audio we've already created several premium podcasts and sold the IP to television,

partnering with studios like 20th Century and Warner Brothers. As we look at the potential for our IP we always have an eye on how we can exploit the derivative potential of our content across mediums.

Prior to launching Frequency Machine, we helped build and scale content worldwide for the audio experience travel app, Detour. Detour was an app that provided location-based podcast tours—like Ken Burns walking you across the Brooklyn Bridge, or an Mi5 spy guiding you through Mayfair in London.

We love travel. As content creators we've spent years studying the travel content market and how travelers consume that content. We are also a team with female and queer founders, so we get that not all travel is created equal. With a conscientious approach travel can drive empathy like almost nothing else. **Empathy can change the world.**

Now, we are going to combine our **premium podcast capability**, our **tech background**, and our **deep insights into travel**. We're going to put the *world's best travel guide on your phone*.



Stacey Book

Stacey was a television executive with Ryan Seacrest, a showrunner, and the Head of Content for Detour.



Avi Glijansky

Avi is an award-winning Writer, Director, and Producer with 15 years experience telling stories on screens, platforms, and media of all shapes and sizes.

Dominique Ferrari

Dominique is a Blacklist screenwriter with 15 years of experience casting the most epic reality competition shows on TV: *The Amazing Race* and *Survivor*.



Team

	Andrés Bartos	Consulting Producer
	Stacey Book	Co-Founder & CEO
	Joshua Book	Head of Product
	Neil Innes	VP Global Audio
	Avi Glijansky	Co-Founder & CPO
	Dominique Ferrari	Co-Founder & CCO
	Jennifer Carr	Supervising Producer and Lead Producer, London
	Gleiser Oliveira	Full Stack Engineer

	Svavar Jonatansson	Lead Producer, Iceland
	Hannah Meltzer	Lead Producer, Paris
	Virginia Vigliar	Lead Producer, Italy
	Dhira Rauch	Lead Producer, New York
	Amela Becirevic	Lead Producer, Costa Rica

Perks

$200	Lifetime Cerca Audio Membership
$1,000	Lifetime Cerca Audio Membership Early access to new Guides and features
$10,000	Lifetime Cerca Audio Membership Early access to new Guides and features Limited Edition Cerca Swag
$25,000	Lifetime Cerca Audio Membership Early access to new Guides and features Limited Edition Cerca Swag Access to regular sessions for new content development and feedback on new podcasts
$50,000	Lifetime Cerca Audio Membership Early access to new Guides and features Limited Edition Cerca Swag Access to regular sessions for new content development and feedback on new podcasts Branded Podcast series in your name or a company name

FAQ

Republic

Company Name	Frequency Machine
Logo	
Headline	A travel app for podcast guides and personal advice from local experts
Slides	
Tags	

Love the world you live in.
We'll help you explore it.

Pitch text

Summary

- Venture capital funded, led by Backstage Capital
- Introducing the Cerca travel app from Frequency Machine
- Travel podcasts & on-demand connection to local experts
- Cerca lets you plan the perfect trip & get your questions answered
- Founded by TV/film execs & creators who scaled the Detour travel app
- Creators of podcasts sold to TV with partners Warner Bros & 20th Century
- Other partners: Vox Media, Audible, Headspace, Samira Wiley, Jodie Foster

Problem

Planning the perfect trip,

filled with authentic experiences just right for you,

is hard to do.


THE
PROBLEM

- The average person spends 53 days visiting at least 28 different websites in order to plan a trip.
- 75% of travelers reported feeling “information overload” leading to an inability to filter the noise.

After conducting dozens of customer interviews we discovered that most people first try to find someone they know in the place they are planning to visit. They are looking for someone they can trust.



80%
60%
40%
20%
0%
Guidebooks
Instagram
Booking Sites
Personal Connection
Blogs

80% of travelers look for a personal connection to the place they want to go... but most people don't find that friend-of-a-friend to give them advice.

Solution



We're putting the world's best travel guide on your phone.

—

Purpose-built podcasts and an on demand concierge service all in one bespoke app.

We're giving you a friend, everywhere you want to go.

—


Welcome to CERCA.

One Subscription Unlocks the World



CERCA Guides
Podcasts that take you places and tell you all the essentials.



CERCA Concierge
Personalized advice, on the ground info, and insight. Anytime, anywhere.

Product

What's inside Cerca?

CERCA Podcast Guides

Our podcasts are like a guidebook, but on your phone, entertaining, up-to-date, and immersive. Plan the perfect trip and enjoy the process.


CERCA
GUIDES

Coming soon: Guides to Barcelona, Hawaii, Iceland, London, Los Angeles, Mexico... Our guides will cover the world.

Click to Listen!


LOS
ANGELES
~
DARK CITY
FISH & CHIPS
LONDON
~
EAT HERE
BARCELONA
~
START
HERE

CERCA Concierge


CERCA
CONCIERGE

A **subscription** grants access the Cerca Concierge. Real answers from real locals.

We're giving you a friend to ask, anywhere in the world.

How the Cerca Concierge works

Travelers:

Ask all the questions, get advice you can trust, and become the hero of your family vacation.


CERCA
London : CONCIERGE
Harry
31, Marketer, DJ
Harry grew up near by in Reading before moving to London at 18. He considers it the best city on the planet and is passionate about music and bitter British beers.
ASK HARRY
Alyssa
24, Non-profit, Dreamer
Alyssa has been living in or around London her whole life. She's traveled all over Europe but still considers London the best of the best. She loves music and partying and art.
ASK ALYSSA
Derek
25, Designer, Futballer
Derek grew up around Wembly and been living in London his whole life. He is passionate about fashion, design, and all things cool.
ASK DEREK
Jason
28, Finance, Racecar-driver
Jason moved to London 10 years ago and considers it his home now. Jason loves all things wheels, bikes, skateboarding, and driving.
ASK JASON
Nadia
31, Engineer, Dancer
Nadia has been living in London for 8 years. She loves to dance and eat great food from different cultures.
ASK NADIA

Experts:

Locals and tourism gig workers. Apply your expertise, earn money, and unlock your inner Travel Guru.

Traction

5.5% WoW growth PLUS content IP deals with top studios

Our podcasts feature top talent...



Samira Wiley | Jodie Foster | Chanan Tigay | Shan Boodram | Cristela Alonzo

And premier partners...

We've produced critically acclaimed Travel shows...


PASSPORT

—

Travel Pilot Podcast

A premium narrative travel series

—

- Hit #1 on the Apple Podcast Places and Travel chart.
- Average 5.5% WoW growth.
- Passport is a premium, narrative travel series, launched in May, 2020. We discovered that even though no one could travel, people were still eager to explore.
- Featured in **The Guardian, The Washington Post, Afar, National Geographic, Politico, and more...**


Passport fuses radio-style reportage with sweep-you-away storytelling.
The Washington Post
An audio series about, yes, travel, but also about being human in this strange and beautiful world.
AFAR
Built on the principle that good journalism should operate as a passport, Neil and Andrés open up fascinating worlds for listeners.
The Guardian

Business Model

How we capture users

Apple Podcasts and Spotify platforms

Cerca podcast guides will be available on the most popular podcast platforms, where there is a void of useful travel podcasts. Meet users where they are and build a relationship. Nothing gains trust faster than premium audio.*



**Intent to purchase is higher among podcast listeners than other advertising formats. ~ Nielsen Digital Media Lab © 2021*

Cerca App


CERCA
Discover
Discover new places
and become inspired


CERCA
London
London: Start Here
All the basics you need to hit the ground running in the world's capital city. Primers for art, culture, food, getting around the best spots in London and much more ... Start here!
PLAY PODCAST
Eat Here
How history, war and immigration changed the food scene of this incredible city and how the humble London boozer holds some ...
PLAY PODCAST
The Great Outdoors
Did you know that London is officially classified as a forest? In this episode we take a look at the most British of past times...
PLAY PODCAST
Shop Here
The fashion in swinging London by zipcode. From the hand tailored suits of Saville row to blowing a fortune in Notting Hill,...


CERCA
LONDON
START
HERE
CONCIERGE

Listeners sold on the widely available podcasts will be easily converted from these platforms with incentives and additional content: maps, instagram integration, extra podcasts and more. **PLUS the Cerca Concierge.**


$3.99
monthly
1.86M
2% of
US travelers
heading abroad
$89M
ARR
SUBSCRIPTION
US
TRAVELERS
REVENUE

—

Capturing only 2% of American travelers @ 3.99 / month (including churn) = $89M ARR.

—

Market

PODCAST listeners are a massive customer base...

As of 2021: 56% of Americans 12–34 listen to podcasts monthly

- Podcast listening has grown **29.5% in 3 years**
- There are **80 million** weekly podcast subscribers in America (there are 69 million Netflix subscribers)
- Podcast listeners are **younger** and **more affluent** than the average American demographic

The global podcast advertising market is projected to grow at a CAGR of 27.5%:


2027
2021
60.5
BILLION
14.25
BILLION

As if that weren't enough...

US Travelers are an even BIGGER market.

Americans took approximately **93 MILLION trips** in 2019 (pre-COVID)... those were only the *international* trips.

- And spent $156.3 Billion on travel abroad.
- To plan these trips they needed help. For example, in 2019 Trip Advisor alone took in $1.56 Billion in revenue.

Cerca is poised to capitalize on both of these market segments.

Competition

Info like *Trip Advisor*, plus content like *Travel and Leisure*, plus audio guides like no one else. All in one app.


WHY WE'RE
BETTER
~
TRUST

QUALITY + PERSONAL TOUCH = TRUST


PREMIUM QUALITY
GENERAL INFORMATION
PERSONAL INFORMATION
LOWER QUALITY
lonely planet
TRAVEL+ LEISURE
CERCA
INSIGHT GUIDES
Fodor's Travel
TRAVEL WITH Rick Steves
airbnb
reco from Tripadvisor
wanderlog
viator
YouTube
Tours+Travel
Tripadvisor

TRUST = $$$

We've conducted dozens of customer interviews about travel planning and the discovery experience around travel.

Here's a breakdown of the Customer Journey:

What happens when you search the internet:

- I don't know who has posted this review.
- They're not from the place I want to go to.
- Should I really use this information to plan my trip?
- **I don't trust this experience.**

VS

- 
CERCA

- The information in this podcast is delivered by someone cool, who is from the place I want to go.
- Now I can ask a guide all the questions I want and get answers from someone who really knows what they're talking about.

Investors

We closed our first seed round in 2019, led by Arlan Hamilton and Backstage Capital.

- We used that funding to develop a global content infrastructure and content studio based in Barcelona, which gives us access to talent and resources in Europe. We produced our pilot travel podcast PASSPORT, which exceeded

expectations for growth and critical acclaim. Plus, we diversified our content production, developing and producing premium podcasts with IP sales to film and television.

We opened our second seed round in 2021, to angel investors with experience in the podcast and travel markets.

Vision


Love the world you live in.
We'll help you explore it.

Exit Strategy


CERCA
+
A successfully differentiated booking site.
(ie. Airbnb, Hopper)
=
The entire planning process in one unified package.

- Our immersive audio, which differentiates Cerca from every other travel platform...
- PLUS premium content IP, which we've already proven we can convert...
- ADDED to the engaged community we're building around the two-sided Concierge market...

Frequency Machine is the ideal acquisition target for a booking platform that's looking for mobile based content and community. Cerca makes planning and

booking an exciting part of travel, rather than a chore you have to do first.

Use of funds

- **$750k:** Operations and app development
- **$250k:** Podcast production
- **$460k:** Design and ancillary content

Runway: 18 months

3 months

- Launch Los Angeles podcast guide on all platforms
- Launch Cerca Concierge MVP in Los Angeles
  ~300 users

4 months

- Launch Barcelona guide on all podcast platforms
- Launch Cerca Concierge in Los Angeles
  ~5000 users

5 months

- Launch podcast guides for 9 additional markets
- Launch Cerca Concierge in Barcelona

8 months

- Rolling launch of Cerca Concierge in London, New York, Hawaii, Paris, Rome and more.

Founders

The Frequency Machine Story


PASSPORT
VOXMEDIA
CHICANO
SQUAD
audible ORIGINAL
IN THE
GAP
BRITTANY PRESSLEY
ONLY FROM
audible
AMERICAN
HUSTLERS
The
Consequential
Feminist

We come from a background as TV and film execs and creators, and in audio we've already created several premium podcasts and sold the IP to television, partnering with studios like 20th Century and Warner Brothers. As we look at the potential for our IP we always have an eye on how we can exploit the derivative potential of our content across mediums.

Prior to launching Frequency Machine, we helped build and scale content worldwide for the audio experience travel app, Detour. Detour was an app that provided location-based podcast tours—like Ken Burns walking you across the Brooklyn Bridge, or an Mi5 spy guiding you through Mayfair in London.

We love travel. As content creators we've spent years studying the travel content market and how travelers consume that content. We are also a team with female and queer founders, so we get that not all travel is created equal. With a conscientious approach travel can drive empathy like almost nothing else. **Empathy can change the world.**

Now, we are going to combine our **premium podcast capability**, our **tech background**, and our **deep insights into travel**. We're going to put the *world's best travel guide on your phone*.



Stacey Book

Stacey was a television executive with Ryan Seacrest, a showrunner, and the Head of Content for Detour.



Avi Glijansky

Avi is an award-winning Writer, Director, and Producer with 15 years experience telling stories on screens, platforms, and media of all shapes and sizes.

Dominique Ferrari



Dominique is a Blacklist screenwriter with 15 years of experience casting the most epic reality competition shows on TV: *The Amazing Race* and *Survivor*.

Team

	Stacey Book	Co-Founder & CEO
	Joshua Book	Head of Product
	Neil Innes	VP Global Audio
	Avi Glijansky	Co-Founder & CPO
	Dominique Ferrari	Co-Founder & CCO
	Jennifer Carr	Supervising Producer
	Gleiser Oliveira	Full Stack Engineer

	Svavar Jonatansson	Lead Producer, Iceland
	Hannah Meltzer	Lead Producer, Paris
	Virginia Vigliar	Lead Producer, Italy
	Dhira Rauch	Lead Producer, New York

Perks

$200	Lifetime Cerca Audio Membership
$1,000	Lifetime Cerca Audio Membership Early access to new Guides and features
$10,000	Lifetime Cerca Audio Membership Early access to new Guides and features Limited Edition Cerca Swag
$25,000	Lifetime Cerca Audio Membership Early access to new Guides and features Limited Edition Cerca Swag Access to regular sessions for new content development and feedback on new podcasts
$50,000	Lifetime Cerca Audio Membership Early access to new Guides and features Limited Edition Cerca Swag Access to regular sessions for new content development and feedback on new podcasts Branded Podcast series in your name or a company name

FAQ

Republic

Company Name	Frequency Machine
Logo	
Headline	A travel app for podcast guides and personal advice from local experts
Slides	
Tags	Coming Soon, Experiences, Crowd SAFE, Companies

Love the world you live in.
We'll help you explore it.

Pitch text

Summary

- Venture capital funded, led by Backstage Capital
- Introducing the Cerca travel app from Frequency Machine
- Travel podcasts & on-demand connection to local experts
- Cerca lets you plan the perfect trip & get your questions answered
- Founded by TV/film execs & creators who scaled the Detour travel app
- Creators of podcasts sold to TV with partners Warner Bros & 20th Century
- Other partners: Vox Media, Audible, Headspace, Samira Wiley, Jodie Foster

Problem

Planning the perfect trip,

filled with authentic experiences just right for you,

is hard to do.


THE
PROBLEM

- The average person spends 53 days visiting at least 28 different websites in order to plan a trip.
- 75% of travelers reported feeling "information overload" leading to an inability to filter the noise.

After conducting dozens of customer interviews we discovered that most people first try to find someone they know in the place they are planning to visit. They are looking for someone they can trust.


80%
60%
40%
20%
0%
Guidebooks
Instagram
Booking Sites
Personal Connection
Blogs

80% of travelers look for a personal connection to the place they want to go... but most people don't find that friend-of-a-friend to give them advice.

Solution


We're putting the world's best travel guide on your phone.

—

Purpose-built podcasts and an on demand concierge service all in one bespoke app.

We're giving you a friend, everywhere you want to go.

—


Welcome to CERCA.

One Subscription Unlocks the World



CERCA Guides
Podcasts that take you places and tell you all the essentials.



CERCA Concierge
Personalized advice, on the ground info, and insight. Anytime, anywhere.

Product

What's inside Cerca?

CERCA Podcast Guides

Cerca podcasts are available wherever you get podcasts. The Cerca App is available to download in the App Store, where you can get maps, notes, bonus


CERCA
GUIDES

episodes and extra features.

Coming soon: Guides to Barcelona, Hawaii, Iceland, London, Los Angeles, Mexico... Our guides will cover the world.

Click to Listen!


LOS
ANGELES
~
DARK CITY
FISH & CHIPS
LONDON
~
EAT HERE
BARCELONA
~
START
HERE

CERCA Concierge


CERCA
CONCIERGE

A **subscription** grants access to the Cerca Concierge. Real answers from real locals.

We're giving you a friend to ask, anywhere in the world.

How the Cerca Concierge works

Travelers:

Ask all the questions, get advice you can trust, and become the hero of your family vacation.


CERCA
London : CONCIERGE
Harry
31, Marketer, DJ
Harry grew up near by in Reading before moving to London at 18. He considers it the best city on the planet and is passionate about music and bitter British beers.
ASK HARRY
Alyssa
24, Non-profit, Dreamer
Alyssa has been living in or around London her whole life. She's traveled all over Europe but still considers London the best of the best. She loves music and partying and art.
ASK ALYSSA
Derek
25, Designer, Futballer
Derek grew up around Wembly and been living in London his whole life. He is passionate about fashion, design, and all things cool.
ASK DEREK
Jason
28, Finance, Racecar-driver
Jason moved to London 10 years ago and considers it his home now. Jason loves all things wheels, bikes, skateboarding, and driving.
ASK JASON
Nadia
31, Engineer, Dancer
Nadia has been living in London for 8 years. She loves to dance and eat great food from different cultures.
ASK NADIA

Experts:

Locals and tourism gig workers. Apply your expertise, earn money, and unlock your inner Travel Guru.

Traction

5.5% WoW growth PLUS content IP deals with top studios

Our podcasts feature top talent...



Samira Wiley | Jodie Foster | Chanan Tigay | Shan Boodram | Cristela Alonzo

And premier partners...

We've produced critically acclaimed Travel shows...


PASSPORT

—

Travel Pilot Podcast

A premium narrative travel series

—

- Hit #1 on the Apple Podcast Places and Travel chart.
- Average 5.5% WoW growth.
- Passport is a premium, narrative travel series, launched in May, 2020. We discovered that even though no one could travel, people were still eager to explore.
- Featured in **The Guardian, The Washington Post, Afar, National Geographic, Politico, and more...**


Passport fuses radio-style reportage with sweep-you-away storytelling.
The Washington Post
An audio series about, yes, travel, but also about being human in this strange and beautiful world.
AFAR
Built on the principle that good journalism should operate as a passport, Neil and Andrés open up fascinating worlds for listeners.
The Guardian

Business Model

How we capture users

Apple Podcasts and Spotify platforms

Cerca podcast guides will be available on the most popular podcast platforms, where there is a void of useful travel podcasts. Meet users where they are and build a relationship. Nothing gains trust faster than premium audio.*


CERCA

**Intent to purchase is higher among podcast listeners than other advertising formats. ~ Nielsen Digital Media Lab © 2021*

Cerca App


Barcelona
Barcelona: Start Here
Everything you need to know to get yourself acclimated in one of the most vibrant and exciting cities on earth.
PLAY PODCAST
Eat Here
Sangria? Bravas? Paella? Su re. But not exactly. This is a culinary odyssey through the low down, the high class,...
PLAY PODCAST
Drive Here: The Costa Brava
It's barely 130 miles long but the Costa Brava is wild. The clue's in the name.
BARCELONA
EAT HERE
0:00
-41:29
CHAPTERS
MAP
LIST
ASK A LOCAL
New London Theatre
COVENT GARDEN
Savoy Hotel
ST JAMES'S
The Ritz London
The Royal Society
London Eye
Buckingham Palace
Palace of Westminster
Victoria St
VICTORIA
Garden Museum
Victoria Park Plaza Hotel
0:00
-59:35
CHAPTERS
MAP
LIST
ASK A LOCAL

Listeners sold on the widely available podcasts will be easily converted from these platforms with incentives and additional content: maps, instagram integration, extra podcasts and more. **PLUS the Cerca Concierge.**


$3.99
monthly
1.86M
2% of
US travelers
heading abroad
$89M
ARR
SUBSCRIPTION
US
TRAVELERS
REVENUE

—

Capturing only 2% of American travelers @ 3.99 / month (including churn) = $89M ARR.

—

Market

PODCAST listeners are a massive customer base...

As of 2021: 56% of Americans 12–34 listen to podcasts monthly

- Podcast listening has grown **29.5% in 3 years**
- There are **109 million** monthly podcast listeners in America (there are 69 million Netflix subscribers)
- Podcast listeners are **younger** and **more affluent** than the average American demographic

The global podcast advertising market is projected to grow at a CAGR of 27.5%:


2027
2021
60.5
BILLION
14.25
BILLION

As if that weren't enough...

US Travelers are an even BIGGER market.

Americans took approximately **93 MILLION trips** in 2019 (pre-COVID)... those were only the *international* trips.

- And spent $156.3 Billion on travel abroad.
- To plan these trips they needed help. For example, in 2019 Trip Advisor alone took in $1.56 Billion in revenue.

Cerca is poised to capitalize on both of these market segments.

Competition

Info like *Trip Advisor*, plus content like *Travel and Leisure*, plus audio guides like no one else. All in one app.


WHY WE'RE
BETTER
~
TRUST

QUALITY + PERSONAL TOUCH = TRUST


PREMIUM QUALITY
lonely planet
TRAVEL+ LEISURE
CERCA
INSIGHT GUIDES
Fodor's Travel
TRAVEL WITH Rick Steves
airbnb
reco from Tripadvisor
GENERAL INFORMATION
PERSONAL INFORMATION
wanderlog
viator
YouTube
Tours+Travel
Tripadvisor
LOWER QUALITY

TRUST = $$$

We've conducted dozens of customer interviews about travel planning and the discovery experience around travel.

Here's a breakdown of the Customer Journey:

What happens when you search the internet:

- I don't know who has posted this review.
- They're not from the place I want to go to.
- Should I really use this information to plan my trip?
- **I don’t trust this experience.**

vs

- The information in this podcast is delivered by someone cool, who is from the place I want to go.
- Now I can ask a guide all the questions I want and get answers from someone who really knows what they’re talking about.

Funding

We closed our first seed round in 2019, led by Arlan Hamilton and Backstage Capital.

- We used that funding to develop a global content infrastructure and content studio based in Barcelona, which gives us access to talent and resources in Europe. We produced our pilot travel podcast PASSPORT, which exceeded expectations for growth and critical acclaim. Plus, we diversified our content

production, developing and producing premium podcasts with IP sales to film and television.

We opened our second seed round in 2021, to angel investors with experience in the podcast and travel markets.

Vision And Strategy


Love the world you live in.
We'll help you explore it.

Exit Strategy

- Our immersive audio, which differentiates Cerca from every other travel platform...
- PLUS premium content IP, which we've already proven we can convert...
- ADDED to the engaged community we're building around the two-sided Concierge market...

Frequency Machine is the ideal acquisition target for a booking platform that's looking for mobile based content and community. Cerca makes planning and booking an exciting part of travel, rather than a chore you have to do first.

Use of funds

- **$750k:** Operations and app development

- **$250k:** Podcast production
- **$460k:** Design and ancillary content

3 months

- Podcast guides launched in 10 places around the world, both in Cerca App and on RSS.
- 3 new podcast series launched - “Masterclass” for travel
- Cerca Concierge MVP in Los Angeles (~300 users)

6 months

- Cerca Concierge gate removed in Los Angeles
- Concierge launches in Barcelona and London
- 3 new podcast travel masterclasses

12 months

- Cerca Podcast Guides in 10 new places around the world
- 6 new podcast travel masterclasses
- Cerca Concierge available in all cities with Guides

Founders

The Frequency Machine Story


VOXMEDIA
CHICANO SQUAD
audible ORIGINAL
IN THE GAP
BRITTANY PRESSLEY
ONLY FROM audible
AMERICAN HUSTLERS
The F Files
The secret origin of Title IX
hung up
with Shan Boodram

We come from a background as TV and film execs and creators, and in audio we’ve already created several premium podcasts and sold the IP to television, partnering with studios like 20th Century and Warner Brothers. As we look at the potential for our IP we always have an eye on how we can exploit the derivative potential of our content across mediums.

Prior to launching Frequency Machine, we helped build and scale content worldwide for the audio experience travel app, Detour. Detour was an app that

provided location-based podcast tours—like Ken Burns walking you across the Brooklyn Bridge, or an Mi5 spy guiding you through Mayfair in London.

We love travel. As content creators we've spent years studying the travel content market and how travelers consume that content. We are also a team with female and queer founders, so we get that not all travel is created equal. With a conscientious approach travel can drive empathy like almost nothing else. **Empathy can change the world.**

Now, we are going to combine our **premium podcast capability**, our **tech background**, and our **deep insights into travel**. We're going to put the *world's best travel guide on your phone*.



Stacey Book

Stacey was a television executive with Ryan Seacrest, a showrunner, and the Head of Content for Detour.



Avi Glijansky

Avi is an award-winning Writer, Director, and Producer with 15 years experience telling stories on screens, platforms, and media of all shapes and sizes.



Dominique Ferrari

Dominique is a Blacklist screenwriter with 15 years of experience casting the most epic reality competition shows on TV: *The Amazing Race* and *Survivor*.

Team

	Andrés Bartos	Consulting Producer
	Stacey Book	Co-Founder & CEO
	Joshua Book	Head of Product
	Neil Innes	VP Global Audio
	Avi Glijansky	Co-Founder & CPO
	Dominique Ferrari	Co-Founder & CCO
	Jennifer Carr	Supervising Producer and Lead Producer, London
	Gleiser Oliveira	Full Stack Engineer
	Svavar Jonatansson	Lead Producer, Iceland
	Hannah Meltzer	Lead Producer, Paris

	Virginia Vigliar	Lead Producer, Italy
	Dhira Rauch	Lead Producer, New York
	Amela Becirevic	Lead Producer, Costa Rica

Perks

$200	1 year Cerca Gift membership for 4 people
$500	Lifetime Cerca Audio Membership 1 year Cerca Gift membership for 4 people
$1,000	Lifetime Cerca Audio Membership 1 year Gift membership for 4 people Early access to new Guides and features
$10,000	Lifetime Cerca Audio Membership 1 year Gift membership for 4 people Early access to new Guides and features Limited Edition Cerca Swag
$25,000	Lifetime Cerca Audio Membership 1 year Gift membership for 4 people Early access to new Guides and features Limited Edition Cerca Swag Access to regular sessions for new content development and feedback on new podcasts
$50,000	Lifetime Cerca Audio Membership 1 year Gift membership for 4 people Early access to new Guides and features Limited Edition Cerca Swag Access to regular sessions for new content development and feedback on new podcasts Branded Podcast series in your name or a company name

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

From: **Stacey Book** stacey@fugitiveminds.fm
Subject: Invest in Frequency Machine
Date: February 14, 2022 at 12:14 PM
To: Dad Book mbook130@aol.com, Mom Book lleonardbook@gmail.com, Josh Berner hg80info@gmail.com, Claire Uziel cbuziel@gmail.com, Barbara Berner theberners1@verizon.net, Andy Berner andy.berner8195@gmail.com, Nonnie lo70@bellsouth.net, Gary Duncan gary.duncan@bellsouth.net, Wes Duncan dawnwesduncan@gmail.com, Dawn Duncan dawnmarieduncan@gmail.com, George, Diane M. dg2039@cumc.columbia.edu, Lindsay Swenson lizard_dvd@yahoo.com, Matt Swenson matthewswenson@yahoo.com

SB

Hi family!

Big company news!!!

For a limited time Frequency Machine is taking reservations for investment! There is a cap to this campaign, so reserve your spot now to ensure you have a chance to invest.

Frequency Machine is launching a revolutionary travel app, with podcast guides to places, inside information from locals and a brand new community feature that will give you a friend to ask for advice, anywhere in the world.

Click here to reserve your spot before the campaign sells out: https://republic.com/frequency-machine

Please help us by sending this to everyone you know! :)

love you!
Stacey

ps. This is NOT a kickstarter campaign - Frequency Machine is a venture capital funded company, backed by top tier VC firms and investors, and the Republic platform is a regulated investment platform. They are quite selective about which companies they accept and then there are months of due diligence before we actually got to this point!


Love the world you live in.
We'll help you explore it.

REG CF:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to “reserve” securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary’s platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Informacion de Republic

From: **Avi Glijansky** | aglijansky@gmail.com
To: **Dad Glijansky** | alex@aglijanskymd.com
Cc: **Mom Glijansky** | belinda@aglijanskymd.com

Saturday, Feb 19, 4:31 PM

Hola Ma y Pa,

Aqui les mando la información del Crowd Raise por Republic de que hablamos.

Primero, pueden ver la pagina del campaign aquí: rep.pub/invest-frequency-machine.

Esa pagina tiene much del mismo información, que hay en el Cerca landing page que les mande haces unos meses en terminas de que estamos tratando de hacer, cuales son los elementos del producto/app/content, etc. Pero también todavía puedes ir a frequencymachine.com/cerca y a certravel.com para un poco mas.

En terminas de como funciona Republic - incluyendo el terms and conditions y todo esos detalles, puedes mirar:

republic.com - el home page
republic.com/about - el about page
republic.com/learn/investors/how-it-works - informacion sober Como el investing function, come Republic nana dinero, etc.

Si tienen preguntas, podemos seguir hablando.

Los adoro!
-a

--
Avi Glijansky
917-656-7123
aglijansky@gmail.com

From: **Stacey Book** stacey@frequencymachine.com
Subject: big Frequency Machine news!
Date: March 4, 2022 at 6:50 PM
To: Matt Bornski matt@bornski.com



Hi Matt!

Frequency Machine is now official on the Republic platform! We've just launched for reservations. The campaign should officially go live next week!

We would be grateful for any help promoting the campaign!

As part of everything moving forward we are adopting an employee equity plan.

Cerca is launching a beta and the first release of podcast Travel Guides in April.

Right now we are collecting testers interested in Los Angeles, London or Barcelona. (Please do recommend anyone who has not been to one of these cities - we're looking for guinea pigs.)

Elsewhere in Frequency Machine…

- Chicano Squad and American Hustlers are moving forward with 20th Century and Warner Bros. and exciting show runners have been attached to each project.
- Our series with Shan Boodram and Headspace will launch in June.
- We're producing a scripted soap opera with venture capitalist Arlan Hamilton.
- And our series about the secret origins of Title IX starring Jodie Foster and Samira Wiley will be out later this year in connection with the 50th anniversary.

Happy to connect on all and more :)

Have you gotten to Italy recently??

Stacey

Frequency Machine
stacey@frequencymachine.com
9173270962

CercaTravel.com
Love the world you live in, and we'll help you explore it.


Love the world you live in.


We’ll help you explore it.
CERCA
Invest at rep.pub/invest-frequency-machine

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to “reserve” securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary’s platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

From: **Stacey Book** stacey@fugitiveminds.fm
Subject: FM - Investment campaign is up!
Date: February 10, 2022 at 3:12 PM
To: Nihar Parekh, EA nihar@jhtaxonline.com

SB

I promised I'd tell you when the campaign was up - it is officially live and taking reservations for investment. :)

https://republic.com/frequency-machine

Neil Innes

Host / Producer at **Passport Podcast**

Host/Producer at **Frequency Machine**

Lives in **Barcelona, Spain**

From **Perth, Western Australia**

Joined on March 2007

frequencymachine.com/passport

Edit details

Add Hobbies

Add Featured

Photos

See All Photos


PASSPORT

Posts

Filters | Manage posts

List view | Grid view

Neil Innes
8 March at 20:46

What has been going on in our lives...

See terms at republic.com


CERCA

REPUBLIC.COM

Reserve Frequency Machine

Revolutionizing Travel: tech + content + community so you can find what you need faster.

Otoxo Documentaries

Like | Comment | Share

Write a comment...

Avi Glijansky
Just now ·

You know all those "hey my company is working on some cool stuff" posts? Well, this is it! Introducing Cerca. Passport Podcast was only the beginning. Now we're reimagining the guidebook for your ears, giving you the chance to get personal advice from locals and experts on the ground, and hopefully creating a tool to plan travel - or just daydream about it - that's fun and not stressful.

For a limited time you can reserve a spot to invest in this next phase of FM* through Republic. And sign up at cercatravel.com for early access to our beta when it launches.

*See full terms and conditions at republic.com

https://rep.pub/frequency-machine



CERCA

REPUBLIC.COM

Reserve Frequency Machine

Revolutionizing Travel: tech + content + community so you can find what you need faster.

Like Comment Share

Write a comment...